Play LA Inc.

Nerine Chambers

P.O. Box 905

Quastisky Building, 3rd Floor

Road Town, Tortola, B.V.I.

January 14, 2008

VIA FACSIMILE/EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.   20549

Attention:  H. Yuna Peng,

                  Office of Structured Finance Transportation and Leisure

Dear Ms. Peng:

Re:  Play LA Inc.

       - Registration Statement on Form 20-FR12G

       - Filed March 27, 2007

       - File No. 000-52311

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Play LA Inc. (the “Registrant”), hereby requests the withdrawal of its registration statement on Form 20-FR12G, which was filed on March 27, 2007 (the “Registration Statement”).  No. securities were sold under the Registration Statement.

The Registrant is withdrawing the Registration Statement pending completion of financial information necessary to satisfy SEC comments.

Please contact the Registrant’s corporate/securities counsel, Gerald R. Tuskey at (604) 681-9588 or fax him at (604) 681-4760 with any questions or comments you may have.  Thank you for your assistance.

Yours truly,

Play LA Inc.

Per:

/s/David Hallonquist

David Hallonquist

President and C.E.O.